INLIF Limited

February 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention:	Morgan Youngwood
Stephen Krikorian
Matthew Derby
Jeff Kauten

Re:	INLIF Limited Draft Registration Statement on Form F-1 Submitted January 16, 2024 CIK No. 0001991592

Dear Mr. Youngwood and Mr. Krikorian:

INLIF Limited (the “Company,” “we,” or “us”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 29, 2024, regarding its Amendment No.1 to the Registration Statement on Form F-1 submitted on January 16, 2024 (“Amendment No. 1”). For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. Amendment No. 2 to the Registration Statement on Form F-1 (“Amendment No. 2”) is filed to accompany this response letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary

Our Corporate Structure, page 1

1. We note your response to prior comment 1. Please revise to clarify that actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover and on pages 1, 7, 19, 20, 21 and 22 of Amendment No.1 to the Registration Statement accordingly.

General

2. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since your initial submission on November 6, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk. Please revise or advise.

Response: In response to the Staff’s comment, we have revised our disclosure throughout Amendment No.1 to the Registration Statement accordingly.

We thank the Staff for its review of the foregoing. If you have further comments, please do not hesitate to forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Rongjun Xu
Rongjun Xu
Chief Executive Officer of the Company

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC